FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

► 2007 Performance (Jan- Sept) ► Main initiatives ► 2008 Outlook

► Accumulated (9 months) total gross sales totaled R$ 12.5 billion

               ► Highlights same stores sales:

                    • Pão de Açúcar banner (higher than the other formats for the 4th quarter in a row)

                    • Sales of food products leveraged by the perishables category

                    • Sales of non-food products affected by the video and audio category.

(R$ million)	9M07	9M06 Pro-forma	chg.
Gross Income	2,981	2,879	3.6%
Gross Margin - %	28.2%	29.0%	-80 bps

Accumulated gross margin of 28.2%, 80bps
lower than the pro forma gross margin in the prior year

(R$ million)	9M07	9M06	Var.
Exp. w/Sales	1,851.0	1,753.2	5.6%
General and Adm. Exp.	358.9	352.4	1.8%

Operating Exp. (before taxes and rates)	2,209.9	2,105.6	5.0%
% net sales	20.9%	21.2%	-30 bps

Analysis of Operating Expenses:

► Collective union agreement around R$ 50.0 million

► opening of 38 new stores in the last 12 months

► Restructuring: R$ 16,4 million

► Strategic projects R$ 40.1 million

		9M06
(millions of R$)	9M07	Pro forma	Var.

EBITDA (after Taxes and Rates)	701	710	-1.2%

EBITDA Margin (after Taxes and Rates) - %	6.6%	7.1%	-50 bps

► EEBITDA margin of 6.6% in 9M07 as opposed to 7.1% in 9M06 (pro-forma)

          ► Gross Income represented 18.7% of the Group’s total gross sales in the 9 months

          ► Significant operational recovery in 3Q07

          ► Better gross margin in the period: review of the pricing and assortment review policy

          ► Lower operating expenses –150 bps

          ► EBITDA margin that attained 3.5% in 3Q07 and 2.2% in 9M07

New Formats
and
Investments

► RReviewed Organic Growth : we are estimating the opening of 1 hypermarket, 6 Pão de Açúcar stores, 3 Comprebem stores, 1 Extra Perto store and 80 Extra Fácil stores.

Positioning and Differentiation as Key Competitiveness Factors

1. Strategic Multi-brand and Multi-format Differentiation
  Brand Architecture
      • Simplification of the banner brand portfolio √
          – Focus: Pão de Açúcar, Extra and Comprebem
      • Simplification and optimization of the number of Private Label products √
          – From 24 to around 12 (end of 2008)
          – Transversal Brand Strategy
                     i.e.: Taeq, Pão de Açúcar and Custo-benefício (cost-benefit) brand
     • Experience in Store √
          – Assets reflecting positioning (way of life, service, visual communication)
     • Causes √
          – Socio-environmental responsibility aligned with positioning of the corporate brands and banners

Products
    • Review of assortments √

New Businesses and Services
    • Creation of area and processes (funnel) √
    • Review of Gift and Purchase Cards √
    • Creation of service pool in the stores √
            – Digital Photo Development
            – Cell Phone Recharging …

Positioning and Differentiation as Key Competitiveness Factors

     2. Strengthening of Pricing Model

          Methodological Review of Competitiveness √
          Notability from the Consumer’s point of view √
          New brand pricing model/strategy √

                    • EDLP, EDFP and HILO √

Main Drivers to reduce expenses:

► Lower corporate expenses (holding costs):

• Headcount reduction
• Dilution of fixed expenses
• SAP
• Zero Based Budget
• External clients for the Shared Services Cente

► Lower renting expenses

► Stores productivity programs

► 2008 will be the first year of profitability

► Growth of the activity levels of the Private label card related to new aggregated benefits:

• MasterCard banner for heavy and good users (PL Embandeirado)
• Increased of limit with the bill from the competitor
• Different and better terms of payment (# of installments, lower interest rates)
• Creation of CDC light in the Private Label
• Associated exclusive discounts
• Database marketing initiatives
• Electronic CDC (with higher credit limits for installments)

► FIC reaching 15% to 20% share in GPA’s volume of sales

► One million PL new clients

► Evolution in the penetration of Extended Warranty and Insurance Policies.

► Gross Sales above R$ 20 billion

► Same stores sales above inflation:

       • food in line with inflation

       • non-food growth close to 2 digit

► Gross Margin below 2007 due to the consolidation of Assai and maintenance of the competitiveness strategy (27%-27.5%)

► Reduction of total operating expenses (20%-20.5%)

► Growth of Ebitda due to growth of sales and greater dilution of expenses (Assai) and gains of efficiency (7%-7.5%)

► Net Debt/EBITDA ratio around 1.3x

► Investments R$ 1 billion

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 17, 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.